December 17, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-5010
Attn: Sonia Barros

Re:	Green Energy Management Services Holdings, Inc.
Amendment to Registration Statement on Form S-1
Filed October 28, 2010
File No. 333-169496

Dear Ms. Barros:

We are specialcounsel toGreen Energy Management Services Holdings, Inc. (the “Company”). We hereby submit, on behalf of the Company, a response to certain questions raised by the staff of the Securities and Exchange Commission (the “Staff”) in its letter of comments dated November 14, 2010 (the “Comment Letter”) relating to Amendment No. 2to the Company’s Registration Statement on Form S-1 filed on November 24, 2010 (”Amendment No. 1”).  Set forth below is the Company’s responses to the Staff’s comments.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 3to the Form S-1 (“Amendment No. 3”).  For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.  We are also sending courtesy copies of this letter to you by Federal Express, together with a redline of Amendment No.3marked to show changes to Amendment No. 2.

Our History

1.
We note your revised disclosure in response to comment 3 of our letter dated November 17, 2010.  You state on page 6 that, prior to the reverse split, the company had 100,000,000 authorized shares of common stock, of which 96,305,617 shares were issued and outstanding.  This would leave 3,694,383 common shares available for issuance.  However, you state that 456,607 shares were available for issuance.  Please revise to reconcile or explain.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 6 of Amendment No. 3 to indicate that it had 3,694,383 shares of common stock available for issuance immediately prior to the reverse split.

2.	We note your response to comment 4 of our letter dated November 17, 2010; however, we are unable to locate your revised disclosure. Please point us to the disclosure.

Response:

In response to the Staff’s comment, the Company has clarified its disclosure on page 7 of Amendment No. 3 to further explain the mechanics of a capital call on Ice Nine.

3.
We note your disclosure that you may be required to pay liquidated damages in the event that the registration statement is not declared effective by the SEC within certain time periods. Please disclosure if you have begun to incur such damages and quantify the amount of damages.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 7 of Amendment No. 3 to clarify that the liquidated damages are to be paid by the GEM Holders.  In addition, the Company has included the amount of damages incurred to date and the total potential damages.

Liquidity and Capital Resources

4.
We note your response to comment 11 from our comment letter dated November 17, 2010, and your related revised disclosure. Please disclose the “certain obligations” that are funded using credit card financing.  In addition, please disclose the material terms of this financing, including your interest rate and credit limit.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 11 of Amendment No. 3 to clarify its disclosure regarding the types of obligations that are funded through credit card financing and included a discussion of the material terms of .this financing.

5.
In the last paragraph on page 23, please expand your disclosure to discuss the timing of your receipt of $800,000 under the Riverbay contract.  Please expand your disclosure to describe the material conditions, approvals and milestones that must be achieved for you to receive the $800,000 payment under this contract.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 24 to expand its disclosure to describe the material conditions, approvals and milestones that must be achieved in order to receive the $800,000 payment under the contract.

6.
In the first paragraph on page 24, you state that you received $1.1 million in net proceeds from your July and August private placements.  However, you state on page 56 that you received $1,150,000 ($1,050,000, plus $100,000) in proceeds.  Please revise to reconcile.  If underwriting commissions were paid in conjunction with these private placements, please disclose them on page 56.  Refer to Item 701(b) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 24 of Amendment No. 3 to indicate that it received $1,150,000 in net proceeds from its July and August private placements.

7.
In the first paragraph on page 24, you state that you expect your existing resources, including proceeds from private placements, to satisfy your working capital requirements “for at least the next twelve months.”  However, on page 19, you state that you expect your funds on hand to sustain your current operations for only six to twelve months.  Please revise to reconcile or explain.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 24 to indicate that its existing resources are sufficient to satisfy its working capital requirements for approximately six to twelve months.

Business, page 27

Overview, page 27

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

8.
We note your revised disclosure on page 27 in response to comments 18 and 19 of our letter dated November 17, 2010.  We note that you base your fees on beta testing at the respective sites, but it is still unclear how the beta test results dictate the fees.  Please explain to clarify how these fees are derived.  For example, are these fees set at a fixed percentage of the anticipated cost-savings for each customer?

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 27 of Amendment No. 3 to clarify how its fees are derived.

Patents and Trademarks

9.	In the first paragraph of this section, state the amount of the consulting fee to be paid to Bocos.

Response:

In response to the Staff’s comment, the Company has disclosed the amount of the consulting fee paid to Bocos in the first paragraph of this section.

10.
In the second paragraph of this section, please identify the “existing stockholder” and include this information in the related part transaction section, if appropriate.  Please also provide more detail surrounding the ability of Green RG to earn the additional 30 million shares and explain how this transaction would not result in the issuance of additional shares.  If this transaction, should it come to fruition, would result in another capital call on Ice Nine, please states as such.

Response:

In response to the Staff’s comment, the Company has clarified its disclosure on page __ of Amendment No. 3 to indicate that the shares potentially issuable to Green RG will be newly issued shares of the Company.  In addition, the Company has provided additional details surrounding the ability of Green RG to earn such shares.

Notes to Consolidated Financial Statements (unaudited), page F-6

11.	Please revise to include a footnote for your summary of significant accounting policies.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 3 to include a footnote for its summary of significant accounting policies.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Item 15.  Recent Sales of Unregistered Securities, page 56

12.
In the second paragraph of this section, please disclose the date of sale, any consideration received by the company, the number of persons who received the shares, and identify the “certain employees.”  Please refer to Item 701 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 56 of Amendment No. 3 to disclose the date of sale, any consideration received by the company, the number of persons who received the shares, and identify the “certain employees.”

13.
In the last paragraph of this section, please confirm whether the “Investors” you refer to are the same “Investors” you discuss in paragraph three with respect to the July and August private placements.  Please identify these persons in accordance with Item 701(b) of Regulation S-K..

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 56 of Amendment No. 3 to clarify that the investors in the July and August private placements were not the same as the investors in the November private placement.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (646) 810-0596.

Very truly yours,

/s/ Sean F. Reid
Sean F. Reid

cc:	Robert Weinstein

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com